UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

FOURTH WAVE ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Nevada	000-55647	47-4046237
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

75 E. Santa Clara Street, 6th Floor

San Jose, CA 95113

(Address of Principal Executive Offices, including Zip Code)

(408) 213-8874
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: January 14, 2022

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

January 14, 2022

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Fourth Wave Energy, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF FOURTH WAVE ENERGY, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact J. Jacob Isaacs, Chief Executive Officer, Chief Financial Officer and Director of Fourth Wave Energy, Inc., 75 E. Santa Clara Street, 6th Floor, San Jose, CA 95113, telephone: (408) 213-8874.

By Order of the Board of Directors,

/s/ J. Jacob Isaacs
Chief Executive Officer, Chief Financial Officer and Director

San Jose, California
January 14, 2022

INTRODUCTION

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE POTENTIAL CHANGE IN THE MAJORITY OF OUR DIRECTORS. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

This Information Statement is being mailed on or about January 14, 2022, to the holders of record as of January 12, 2022, of shares of common stock, par value $0.001 per share (the “Common Stock”) and shares of Series A Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of Fourth Wave Energy, Inc., a Nevada corporation, (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, FWAV Acquisition Corp., a Wyoming corporation and wholly owned subsidiary of the Company (the “Acquisition Subsidiary”) and EdgeMode, a Wyoming corporation ( “EdgeMode”), pursuant to which the shares of common stock, no par value per share, of EdgeMode issued and outstanding immediately prior to the effective time of the merger(other than dissenting shares), will be exchanged for such number of shares of the Company’s Common Stock that will , upon issuance, represent 80% of the Company’s outstanding Common Stock on a fully diluted basis, with EdgeMode continuing as our wholly owned subsidiary (the “Merger ”). The Merger will occur pursuant to a December 2, 2021 Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) among the Company, Acquisition Subsidiary and EdgeMode.

The Merger Agreement contemplates a change in the composition of the entire Board at the closing of the Merger (the “Closing”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Merger Agreement, immediately following the Closing, the Board, which currently consists of J. Jacob Isaacs, will increase the size of the Board to two (2) persons and appoint Charlie Faulkner and Simon Wajcenberg as directors to serve on the Board, and Mr. Isaacs will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement, a copy of which was filed with the Securities and Exchange Commission on December 8, 2021 as Exhibit 2.1 to our Current Report in Form 8-K dated December 2, 2021.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes certain terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

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VOTING SECURITIES

As of the date of this Information Statement, our Common Stock and Series A Preferred Stock (the “Preferred Stock”) are the only classes of equity securities that are currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. Each share of Preferred Stock entitles the holder to vote on all matters submitted to a vote of the Company’s shareholders or with respect to actions that may be taken by written consent. The outstanding shares of Preferred Stock have the voting power of 250% of the outstanding shares of Common Stock at the time of any vote. As of January 13, 2022, there were 50,710,140 shares of our Common Stock and 1,000 shares of our Preferred Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement. J. Jacob Isaacs, the holder of the Preferred Stock, has agreed to convert the 1,000 outstanding shares of Preferred Stock into 1,000 shares of Common Stock in conjunction with the Closing.

CHANGE OF CONTROL

Pursuant to the terms of the Merger Agreement, at the Closing EdgeMode will become our wholly-owned subsidiary and the shareholders of EdgeMode will own Common Stock which represents, upon issuance, 80% of our then issued and outstanding Common Stock on a fully diluted basis.

The transactions contemplated by the Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the Merger Agreement will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

As described above, the Merger Agreement contemplates a change in the composition of the entire Board at the Closing. Because of the issuance of securities contemplated by the Merger Agreement as well as the election of the directors proposed to take office as of the Closing, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the Merger Agreement is subject to the satisfaction of the conditions to closing set forth in the Merger Agreement. There can be no assurance that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current director and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by EdgeMode prior to the Closing.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position
J.Jacob Isaacs	38	Chief Executive Officer, Chief Financial Officer and Director

J. Jacob Isaacs first served as the Company’s Chief Executive Officer, Chief Financial Officer and Director commencing on August 16, 2016. He resigned on November 24, 2017 but was reappointed as an officer and director on January 11, 2018 and has continued since that date. Mr. Isaacs served as the Chief Executive Officer, President, Chief Financial Officer and Secretary/Treasurer of Cumberland Hills, Ltd. since its inception in January 2010 until its subsequent merger in 2013. Since 2013 Mr. Isaacs has operated his own private consulting firm advising small companies on the process of going public. He is also active in restructuring corporations and arranging debt consolidations. We believe Mr. Isaacs is qualified to act as a director based upon his knowledge of business practices and, in particular, the regulations relating to public companies.

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Directors and Executive Officers Following the Exchange

Upon the consummation of the Merger, the following individuals are expected to be appointed to the Board and executive management of the Company:

Name	Age	Position(s)

Charlie Faulkner	36	Chief Executive Officer, President and Director

Simon Wajcenberg	53	Chief Financial Officer, Treasurer, Secretary and Director (Chairman)

Charlie Faulkner has served as chief executive officer of EdgeMode since its inception in 2020.  Since December 2016, he has served as an advisor at North Block Capital Ltd (“NB Capital”) , an. investment group that provides asset management, corporate advisory services, and technology solutions, which he co-founded in 2016.

Simon Wajcenberg has served as executive chairman of, and in other executive positions at, EdgeMode since its inception in 2020.   Since December 2016, he has served as an advisor at NB Capital, which he co-founded in 2016.

Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers. All of our directors will be appointed to the Board pursuant to the Merger Agreement.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of J. Jacob Isaacs, will increase from one (1) authorized director to two (2) authorized directors immediately following the Closing. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

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Transactions with Related Persons

EdgeMode

As described above, our proposed new members of the Board and new executive officers are Charlie Faulkner and Simon Wajcenberg. Charlie Faulkner is the Chief Executive Officer of EdgeMode and Simon Wajcenberg is the Chairman of EdgeMode.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Nevada Revised Statutes.

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Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he also is an executive officer or employee of the Company. Accordingly, our current director, J. Jacob Isaacs, is not an independent director as he also serves as an executive officer of the Company. In addition, following the proposed Merger, Charlie Faulkner and Simon Wajcenberg. would not be considered to be independent directors under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Company was formed on January 21,2011 and December 31 is its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal years ended December 31, 2020 and December 31,2021. The Board has conducted all of its business and approved all corporate action during the fiscal years ended December 31, 2020 and December 31,2021 through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or Nasdaq, we are not presently required to have board committees.

Our Board presently consists of one member and as such we do not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. The functions that might be delegated to such committees are carried out by our Board, to the extent required. Further we believe that the cost of associated with such committees, is not justified under our current circumstances.  We also do not have a Board member that qualifies as an “audit committee financial expert” as such term is defined in the rules of the Securities and Exchange Commission. During the years ended December 31, 2021 and 2020 we did not compensate any person for serving on the Board.

We have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Board Leadership Structure and Role in Risk Oversight

J. Jacob Isaacs currently serves as our sole officer and director. At present, we have determined that this leadership structure is appropriate for the Company due to our limited operations and resources.

The Board recognizes that the leadership structure is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger which may take place no sooner than ten (10) days following the mailing of this Information Statement, the Board will be reconstituted to comprise two (2) directors, Charlie Faulkner and Simon Wajcenberg.

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Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Fourth Wave Energy, Inc., 75 E. Santa Clara Street, 6th Floor, San Jose, CA 95113, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Fourth Wave Energy, Inc., 350 North Orleans Street, Suite 9000n, Chicago, IL 60654, Attention: Board of Directors.

Executive Compensation

As set forth above, J. Jacob Isaacs presently serves as our sole officer and director. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to J. Jacob Isaacs or any other persons following, or in connection with their resignation, retirement or other termination, or a change in control of us or a change in their responsibilities following a change in control. Mr.Issacs is compensated through a verbal management agreement under which he receives $11,500 per month. Pursuant thereto, Mr. Isaacs received $138,000 in each of the years ended December 31, 2021 and 2020.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

We do not have any stock option or equity plans.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Exchange

The following table sets forth the number of shares of our Common Stock and Preferred Stock beneficially owned as of January 12, 2022 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of January 12, 2022, 50,710,140 shares of our Common Stock and 1,000 shares of our Preferred Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is c/o Fourth Wave Energy, Inc., 75 E. Santa Clara Street, 6th Floor, San Jose, CA 95113.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Exchange	Percentage of Common Stock Beneficially Owned Pre-Exchange	Shares of Preferred Stock Beneficially Owned Pre-Exchange	Percentage of Preferred Stock Beneficially Owned Pre-Exchange
Directors and Named Executive Officers:
J. Jacob Isaacs	Chief Executive Officer, Chief Financial Officer and Director	5.698,000	11.24%	1,000	100%
All directors and executive officers as a group (1 person)		5.698,000	11.24%	1,000	100%

5% Stockholders: Harry Datys		2,720,000	5.36%

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock expected to be beneficially owned as of January 25, 2022, assuming the consummation of the proposed Merger on such date, by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 371,891,610 shares of Common Stock issued and outstanding following the proposed Exchange, which includes approximately 304,369,288 shares to be issued under the Merger and approximately 16,811,182 shares to be issued in connection with the conversion of principal and interest due on outstanding Company promissory notes immediately prior to the closing of the Merger. The number of shares reflected in the table are subject to adjustment in the event that the Merger takes place prior to or after January 25, 2022, as this would impact the amount of interest being converted in connection with the conversion of convertible notes.

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Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is c/o EdgeMode 350 North Orleans Street, Suite 9000n, Chicago, IL 60654.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Expected 5% Stockholders
Denise Markley	38,578,807	10.37%
Christina Dixon	23,132,065	6.22%

Expected Directors and Named Executive Officers
Charlie Faulkner	39,073,407	10.51%
Simon Wajcenberg	9,853,956	2.65%
All expected directors and executive officers as a group (2 persons)	48,927,363	13.16%

Changes in Control

Except as contemplated by the Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

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signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Fourth Wave Energy, Inc.

Dated: January 14, 2022	By:	/s/ J. Jacob Isaacs
	Name:	J. Jacob Isaacs

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